FLAMERET, INC.

3200 Sunrise Highway Suite 51

 Wantagh, NY 11793

Tel.: (516) 816-2563

March 1, 2010

Via EDGAR

United States Securities and Exchange Commission
Washington D.C. 20549
Mail Stop 3561

Attention: Jay Williamson, Jim Lopez and Steven Lo

RE:	Flameret, Inc. Registration Statement on Form S-1 File Number: 333-162022 Filed February 12, 2010

To Whom It May Concern:

In response to your letter dated February 26, 2010, Flameret, Inc. wishes to address the following comments.

General

1.
Please revise your document, where appropriate, to speak as of the most recent practicable date. See, e.g., Item 403 of Regulation S-K. We note, for example, that you present shares outstanding as of November 30, 2009.

We have noted this comment and have revised the disclosure throughout.

Risk Factors, page 6

2.	Please revise the reference to your audit report period in your page six risk factor to refer to the correct date.

We have noted this comment and have revised the Section on page 6.

Our independent auditors have added an explanatory paragraph to their report  accompanying our financial statements for the period ended November 30 , 2009, stating that our net loss of ($ 21,425 ), lack of revenues and dependence on our ability to raise additional capital to continue our existence, raise substantial doubt about our ability to continue as a going concern.

At November 30, 2009, our cash on hand was $599 and at March 1, 2010, our cash on hand was $579. We do not currently have sufficient capital resources to fund operations. To stay in business, we will need to raise additional capital through public or private sales of our securities, debt financing or short-term bank loans, or a combination of the foregoing.

Interest of Management and Others in Certain Transactions, page 33

3.
We note the revised disclosure on pages F-9 and F-10 regarding two related party loans entered into on September 18, 2009 and February 10, 2010, respectively. It appears that these loans should be addressed in response to Item 404(d) of Regulation S-K. Please advise or revise.

We have noted this comment and have revised the Section on page 31 and on F-9 and F-10.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

As of the date of this prospectus, other than the transaction described above and the two transactions stated below (1), (2), there are no, and have not been since inception, any material agreements or proposed transactions, whether direct or indirect, with any of the following:

*	Any of our Directors or Officers;
*	Any nominee for election as a director;
*	Any principal security holder identified in the preceding “Security Ownership of Selling Shareholder and Management" section; or
*	Any relative or spouse, or relative of such spouse, of the above referenced persons.

(1)           On September 18, 2009, the Company received an unsecured loan in the amount of $1,500, bearing interest at 8% and due on demand from the Company’s founder and CEO.  Christopher Glover. No repayments were made during the period and the balance remained at $1,500 as of November 30, 2009. Interest was accrued in the amount of $24 through November 30, 2009.

On February 10, 2010, the Company received an unsecured loan in the amount of $3,000 bearing interest at 8% and due on demand from the Company’s founder and CEO.

F-9
On September 18, 2009, the Company received an unsecured loan in the amount of $1,500, bearing interest at 8% and due on demand from the Company’s founder and CEO, Christopher Glover. No repayments were made during the period and the balance remained at $1,500 as of November 30, 2009. Interest was accrued in the amount of $24 through November 30, 2009.

On August 13, 2009, the Company issued 18,000,000 founder’s shares at the par value of $0.001 in exchange for proceeds of $18,000 to the Company’s CEO, Christopher Glover.

On August 13, 2009, the Company received $2,500 in capital contributed from the Company’s founder and CEO, Christopher Glover.

F-10
Note 4 – Due to Officer

On September 18, 2009, the Company received an unsecured loan in the amount of $1,500, bearing interest at 8% and due on demand from the Company’s founder and CEO, Christopher Glover. No repayments were made during the period and the balance remained at $1,500 as of November 30, 2009. The Company has accrued interest of $24 as of November 30, 2009.

Further, the Company acknowledges that (i) should the Commission or Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  Thank you for your time and consideration.

Please direct any further comments to the Law Offices of Leo Moriarty.

Very Truly Yours,

Flameret, Inc.

/s/ Christopher Glover

President, Flameret, Inc.